Exhibit (g)(3)

APPENDIX B

CUSTODY AGREEMENT

The following open-end management investment companies (“Funds”) are hereby made parties to the Custody Agreement dated September 24, 2018, with UMB Bank, n.a. (“Custodian”) and Destra Investment Trust, and agree to be bound by all the terms and conditions contained in said Agreement:

Destra Flaherty & Crumrine Preferred and Income Fund

Destra Wolverine Dynamic Asset Fund

Destra Granahan Small Cap Advantage Fund

DESTRA INVESTMENT TRUST
Attest: /s/ Jake Schultz	By: /s/ Jane Hong Shissler
Name: Jane Hong Shissler
Title: Secretary
Date: July 24, 2019

UMB BANK, N.A.
Attest: /s/ Mackenzie Johnson	By: /s/ Peter Bergman
Name: Peter Bergman
Title: Vice President
Date: July 24, 2019